Management’s Discussion and Analysis

For the Three Months Ended March 31, 2012

 Dated: May 9, 2012

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012

Introduction

This Management’s Discussion and Analysis (“MD&A”) of Quaterra Resources Inc. (“Quaterra” or the “Company”) has been prepared by management in accordance with the requirements under National Instrument 51-102 as of May 9, 2012, and provides comparative analysis of Quaterra’s financial results for the three months ended March 31, 2012 and 2011.

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2011 and the condensed consolidated interim financial statements for the three months ended March 31, 2012, together with the related notes thereto. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts contained herein are in Canadian dollars, unless otherwise indicated.

Quaterra is a Canadian-based, junior exploration company focused on making significant mineral discoveries in North America. It is currently exploring for copper, precious metals, molybdenum, and uranium in the United States and Mexico. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

The Company’s shares are listed on the TSX Venture Exchange under the symbol “QTA” and NYSE AMEX under the symbol “QMM”. Additional information related to Quaterra is available on the Company’s website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission www.sec.gov.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, as they are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Mr. Eugene Spiering, Vice President Exploration of the Company is the qualified person responsible for the preparation of the technical information included in this MD&A.

Overall Performance

Corporate Development

On April 4, 2012, the Company announced the extension of the Investment Framework Agreement (“IFA”) with Goldcorp Inc. (“Goldcorp”) entered into on January 29, 2010 to the first quarter of 2013. Pursuant to the extended IFA, the Company issued 4 million shares at a price of $0.62 per share for gross proceeds of $2.48 million. The funds are to be used in the Company’s generative exploration program in central Mexico.

On April 10, 2012, the Company announced that the earn-in agreement with Freeport-McMoRan Properties Inc. (FMMP) on the Cave Peak, Texas project has been extended for one year. Under the revised agreement, FMMP has an exclusive right to acquire a 70% ownership interest in the Cave Peak project by paying 2012 land holding costs on behalf of Quaterra and by subsequently spending US$5 million on exploration over four years ending in 2016. Except for the 2012 land holding costs, which are a firm commitment, all other exploration expenditures are optional.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012

Update on Mineral Properties

MacArthur Property – Nevada

The Company’s MacArthur project is a secondary enriched acid soluble copper deposit with the potential of sustaining a large run-of-mine heap leach operation using a solvent extraction/electrowinning (SXEW) process for low cost production. The Company initiated exploration drilling in April 2007 and as of December 2011, had completed a total of 203,700 feet of drilling in 402 holes on the property. The drilling program has delineated a widespread blanket of acid soluble copper oxide and chalcocite mineralization above primary copper mineralization that may represent the fringes of a major porphyry copper system.

Tetra Tech, Inc. (“Tetra Tech”) of Golden, Colorado completed an updated NI 43-101 compliant independent resource estimate and technical report for the MacArthur Copper Project in January 2011. The Tetra Tech report concludes that the MacArthur project contains a measured and indicated oxide/chalcocite resource of 143.7 million tons averaging 0.192% total copper (TCu) that contains 551.6 million pounds of copper using a cut-off 0.12% TCu; an inferred oxide/chalcocite resource of 215.0 million tons averaging 0.197% TCu that contains 846.8 million pounds of copper at a cut-off of 0.12% TCu; and an inferred primary sulfide resource of 74.1 million tons averaging 0.256% TCu that contains 379.5 million pounds of copper at a cut-off of 0.15% TCu.

A summary of Tetra Tech’s resource estimate is shown below:

MacArthur Copper Project
Oxide and Chalcocite Material

Cutoff	Tons	Average	Contained
Grade		Grade	Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.12	143,721	0.192	551,601
0.20	46,027	0.263	241,918
0.25	17,676	0.330	116,803
Inferred Copper Resources
0.12	215,043	0.197	846,839
0.20	63,538	0.306	389,234
0.25	30,740	0.397	243,953

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012

MacArthur Copper Project
Primary Material

Cutoff	Tons	Average	Contained
Grade		Grade	Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.15	1,448	0.218	6,325
0.20	639	0.269	3,443
0.25	353	0.309	2,179
Inferred Copper Resources
0.15	74,090	0.256	379,489
0.20	39,476	0.328	259,120
0.25	28,347	0.370	209,995

A total of 81,560 feet were drilled in 153 holes at MacArthur during 2011. The drilling program completed 69,890 feet in 147 RC holes and 11,760 feet in 6 core holes. The program had the twin goals of enlarging and upgrading the status of the inferred resources through step-out and infill drilling and exploring for primary sulfide mineralization related to a copper porphyry system at depth.

Exploration for a deep porphyry system at MacArthur completed 11,287 feet of drilling in 5 holes during the 2011 program. The last hole of the program, QM-164, intercepted one of the best primary copper intercepts yet identified on the project with 64 feet of disseminated chalcopyrite mineralization in sodic altered granodiorite averaging 1.31% TCu at a depth of 1,673 feet. The intercept includes a high grade zone of 29 feet averaging 2.21% TCu. The North Porphyry mineralization remains open and untested to the north.

In addition to the infill and deep exploratory drilling at MacArthur, a total of 3,758 feet were drilled in 27 large diameter (PQ) holes to provide samples for column leach tests during 2011. The preliminary test results together with the results of a limited program of bottle roll tests and historic metallurgical studies are being used to estimate cost and recoveries for the geological block model to be used in the MacArthur Preliminary Economic Assessment (PEA).

Drilling at MacArthur was discontinued during Q1, 2012 pending completion of an the updated NI 43-101 compliant resource estimate and PEA. The results of the study will be used to determine what additional drilling may be required to bring the project to a prefeasibility status and to evaluate the potential to integrate the MacArthur resource into a larger operation that includes the Yerington Copper resource. This stage of a project generally includes additional infill and condemnation drilling, metallurgical testing and geotechnical work as well as environmental studies, permitting and engineering. M3 Engineering and Technology Corp. of Tucson, Arizona has been contracted to complete the PEA, which is to be completed by the end of the second quarter of 2012.

Acquisition costs incurred to March 31, 2012 were $2,882,028 and exploration expenditures were $17,673,180 for a total of $20,555,208. Acquisition costs incurred to December 31, 2011 were $2,358,534 and exploration expenditures were $17,144,368 for a total of $19,502,902.

Yerington Property – Nevada

The Yerington project is a large partially mined porphyry copper system (1952 – 1977, Anaconda) that includes the Yerington and Bear copper deposits. Copper mineralization occurs as primary sulfides below the Yerington pit and in the Bear deposit and as acid soluble copper oxides and chalcocite around the pit margins. The property has the potential to produce significantly more copper than mined by previous operations. With the possible integration of the MacArthur oxide deposit, the Yerington project presents the opportunity to reinstate the district as one of Nevada’s major copper producers.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012

Quaterra’s subsidiary, Singatse Peak Services LLC (“Singatse”) owns the former Anaconda mine site at Yerington and controls approximately 19 square miles of mineral rights that form the project’s land position consisting of 2,768 acres of patented claims and fee-simple mineral properties and 457 unpatented mining claims. The project also includes 8,600 acre feet per year of water rights and 37,000 acre feet of water in the Yerington pit.

Singatse commenced exploration on the Yerington Copper project with a technical review of all available historical information relating to mineralization in and around the Yerington pit. The records included adequate detailed assay, hole location and orientation information for 558 historic holes to be used in a resource estimation. The data review guided a drilling program during the last half of 2011 that completed a total of 21,856 feet in 42 holes. The program twinned historic holes and tested the margins of known mineralization around the Yerington pit to support a NI 43-101 compliant resource estimate and technical report completed by Tetra Tech, Inc. in February 2012.

Using a cutoff of 0.2% TCu, the 2012 Tetra Tech report estimates gave the Yerington project a measured and indicated primary copper resource of 71.8 million tons averaging 0.30% TCu (430 million pounds of copper). An inferred primary copper resource of 63.9 million tons averaging 0.25% TCu (323 million pounds of copper). Acid-soluble oxide/chalcocite mineralization includes a measured and indicated resource of 9.4 million tons averaging 0.30% TCu (57 million pounds of copper) and an inferred resource of 8.6 million tons averaging 0.28% TCu (47 million pounds of copper).

A summary of the resource estimate is shown below:

Yerington Copper Project
Oxide and Chalcocite Material

Cutoff	Tons	Average	Contained
Grade		Grade	Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.12	18,391	0.23	85,886
0.20	9,445	0.3	57,237
0.25	5,563	0.36	39,953
Inferred Copper Resources
0.12	24,703	0.2	97,873
0.20	8,596	0.28	47,347
0.25	4,215	0.33	28,021

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012

Yerington Copper Project
Primary Material

Cutoff	Tons	Average	Contained
Grade		Grade	Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.15	93,893	0.27	507,961
0.20	71,781	0.3	429,968
0.25	46,991	0.34	318,599
Inferred Copper Resources
0.15	123,366	0.21	529,734
0.20	63,918	0.25	322,530
0.25	26,700	0.29	157,103

The results of the 2012 NI 43-101-compliant resource estimate compare favorably to the historical estimates of copper remaining in and around the Yerington pit after the mine shut down (K. L. Howard, Jr., Anaconda Internal Memo, 1979). The 1979 estimate contained no classification for measured, indicated, or inferred, so direct comparison can only be made when considering all classes of the current estimate.

The 1979 estimate cited approximately 84% of the total contained copper (696 million pounds of copper in 97.8 million tons with an average grade of 0.356% Cu) as being within the original Anaconda pit design, suggesting that a significant portion of the Yerington resource may be mined without a pushback or major changes to the upper walls of the Anaconda pit.

The Qualified Person for the Yerington Copper Project resource estimate and the technical report is Rex Clair Bryan, Ph.D., Sr. Geostatistician for Tetra Tech, Golden Colorado.

Quaterra believes the Yerington Copper Project has potential for significant additional copper resources. Historic and current drilling data indicate that limits to the mineralization at the Yerington Mine have not yet been found, both horizontally and vertically. Additional exploration and in-fill drilling is being planned to expand and upgrade the copper resources in the pit area to below the 3,000 feet level where only four deep historic holes have actually explored the deep vertical projection of mineralization.

Although exploration drilling was suspended during Q1, 2012 to facilitate preparation of the MacArthur PEA, a sonic drilling program is scheduled to begin in early Q2 to sample and characterize the residuals on the Yerington property. Historic resources in the residuals (dumps and tailings) reflect a notable potential that need to be more fully evaluated in order to bring those resources into NI 43-101 compliant standards. A historically estimated 124 million tons of mineralized material are thought to remain at the Yerington minesite from previous operations in low grade stockpiles, heap leach pads and piles of vat leach tails.

Metallurgical testing is planned for both the residuals and core from sulfide mineralized zones below the pit and oxide copper mineralization in the vicinity of the mine. The test results will be used in an economic assessment of the property and an assessment of the merits of a possible integration of the MacArthur and Yerington operations.

The Bear porphyry deposit also remains unconstrained by drilling. Although it does not contains NI 43-101 compliant resources, historical drilling has indicated a large body for copper mineralization that will ultimately need delineation by additional drilling.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012

Acquisition costs incurred to March 31, 2012 were $2,933,490 and exploration expenditures were $4,141,705 for a total of $7,075,195. Acquisition costs incurred to December 31, 2011 were $2,803,906 and exploration expenditures were $3,623,164 for a total of $6,427,070.

Herbert Glacier, Alaska

The Herbert Glacier project is an early stage, partially drill-tested, high-grade, gold mineralized mesothermal quartz vein system in the historic Juneau Gold Belt of southeast Alaska. The project consists of 105 unpatented lode claims located 30 km north of Juneau and to the south of Coeur Alaska's new Kensington gold mine. The property covers six parallel vein structures exposed at the toe of a retreating glacier.

Mineralization consists of mesothermal quartz-carbonate-gold-base metal veins similar to those in other historic mines in the district. Four principal veins have been identified, which from south to north include the Floyd, Deep Trench, Main, and Goat veins. Minor veins include the North, Ridge and Lake veins. The principal veins strike N80E and dip steeply to the north. The present cumulative strike length of all mapped veins at present is over 3,700 meters.

Quaterra and Grande Portage have formed a 35% - 65% joint venture for the further exploration and development of the property with each party bearing its proportionate share of costs. Grande Portage is the operator at Herbert Glacier.

Grand Portage released the results of an independent mineral resource estimate by Yukuskokon Professional Services, LLC (YPS) for the Herbert Glacier project on April 16, 2012. The resource estimate, which is based on drill results from two of four principal veins on the property, contains an inferred resource of 245,145 ounces of gold in 1.57 million tonnes of material with an average grade of 4.86 g/t (0.142 ounces per ton). The resource was calculated using a 2 g/t gold cut-off grade. Assay composites used in the resource estimate were statistically capped at 40 g/t (1.167 ounces per ton) to insure that outliers are not over-influencing the estimate and to alleviate the potential nugget effect. The resource remains open in multiple directions along these defined veins. In addition, several highly prospective structures spread over the property remain unexplored. A summary of the April 2012, YPS resource estimate is shown below:

Herbert Glacier Project

Inferred Resource Estimate (April 2012)

	Cutoff Grade		Av. Grade	Au
	(g/t Au)	Tonnes	(g/t Au)	(Ounces)

Deep Trench Vein	1.0	1,058,120	3.83	130,124
	2.0	957,373	4.05	124,721
	3.0	533,142	5.29	90,692
	4.0	325,583	6.49	67,946
	5.0	188,544	7.90	47,913

Main Vein	1.0	721,445	4.87	112,843
	2.0	535,357	6.06	104,374
	3.0	357,343	7.85	90,199
	4.0	236,942	10.08	76,750

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012

	5.0	184,205	11.69	69,232

Main Vein Splay	1.0	84,522	6.04	16,419
	2.0	77,442	6.45	16,049
	3.0	60,465	7.52	14,611
	4.0	37,085	10.10	12,047
	5.0	30,221	11.40	11,080

Totals (All Zones)	1.0	1,864,086	4.33	259,386
	2.0	1,570,172	4.86	245,145
	3.0	950,949	6.39	195,502
	4.0	599,610	8.13	156,743
	5.0	402,970	9.90	128,225

The mineral resource estimate for the Herbert Glacier Property was supervised by Mr. William Burnett of YPS, in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Mineral Reserves, adopted by CIM Council, as amended. Block grades were estimated by inverse distance weighting to the second power (ID2) within domains based on the interpretation of geologic parameters logged in 65 drill holes and four trenches. Plan sections spaced at 25 to 100 meters were used for the basic interpretations by Mr. William Burnett, P.Geo., and Dr. Nicholas Van Wyck, P.Geo. of YPS.

Mr. Burnett and Dr. Van Wyck are the Qualified Persons responsible for the Herbert Glacier resource estimate. A NI 43-101 compliant Technical Report on the Mineral Resource Estimate for the Herbert Glacier deposit will be filed prior to the end of May.

The inferred resource is the result of two years of drilling along the Main and Deep Trench veins and represents about 20% of the total mapped strike length of all the veins identified on the property. The resource estimate is based on results from 65 diamond core holes (9,386 meters of drilling) and four trenches (19.7 meters of trenching) targeting two of the vein structures. The deposit contains coarse visible gold in several drill-hole intervals with gold grades as high as 229 g/t (6.678 ounces per ton) in recent drilling (Drill hole 11I-4).

The resource model on the Main Vein extends for 680 meters along strike and 200 meters down dip, enclosing 27 mineralized intersections in both the Main Vein and a sub-parallel hanging wall vein (the Main Vein Splay with five mineralized intervals). The undrilled surface exposure of the Main Vein continues for another 280 meters along strike and the resource model also remains open down dip. The Deep Trench Vein resource model extends for 410 meters along strike and 300 meters down dip, enclosing 15 mineralized intersections. The Deep Trench Vein remains open along strike (where another 520 meters of mapped surface exposure remains unexplored) and down dip.

Grande Portage is planning to continue to advance the Herbert Glacier Project through 2012 with a work-program comprised of infill and exploration drilling. The planned program consists of 12,000 meters of infill drilling designed at a nominal drill hole spacing of 25 meters with the object of expanding and confirming the inferred resource to indicated; and 3,000 meters of exploratory drilling both within other vein targets (Goat and Ridge Veins) and along the open strike extents of the Main and Deep Trench Veins.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012

Acquisition costs incurred to March 31, 2012 were $120,476 and exploration expenditures were $576,792 for a total of $697,268. Acquisition costs incurred to December 31, 2011 were $120,357 and exploration expenditures were $554,119 for a total of $674,476.

Arizona Strip Uranium Project – Arizona

Quaterra’s Arizona Strip uranium project totals approximately 38 square miles with more than 200 VTEM geophysical anomalies. The Company’s land position controlled much of the future production potential of the northern district of the Arizona Strip. Quaterra’s assets on federal lands include 3 mineralized breccia pipes; one (A-20) which could be among the larger identified in the district, 4 drill-defined pipe structures that remain untested in the favorable horizon for uranium mineralization, and 5 possible structures that have been defined by shallow drilling or have collapse structures clearly visible at the surface.

On January 9, 2012, the US Department of the Interior (DOI) announced a Public Land Order to withdraw approximately one million acres of Federal land for a twenty year period. The stated effect of the order is to withdraw the acreage from new mining claims and sites under the 1872 Mining Law, subject to valid existing rights and does not prohibit previously approved uranium mining, or development of new projects that could be approved on claims and sites with valid existing rights. The withdrawal order affects all 1,000 of Quaterra’s unpatented claims on Federal lands but does not affect future exploration or development on the Company’s 5.9 square miles of State leases.

On April 18, 2012, Quaterra, together with co-Plaintiff the Board of Supervisors, Mohave County, Arizona, have filed a lawsuit in the United States District Court for the State of Arizona naming as Defendants the United States Department of the Interior and the Bureau of Land Management.

The basis of the lawsuit is that the United States Government, through the Secretary of the Interior and the Bureau of Land Management, did not adhere to mandated statutory procedures when it issued a decision to close more than one million acres of Federal land to all mining in Northern Arizona. Specifically, the suit alleges that the facts and science demonstrated that mining would not harm the Grand Canyon watershed and that the withdrawal of Federal lands regardless of this evidence was arbitrary and capricious; the decision arbitrarily withdraws over one million acres to address subjective sensibilities which enjoy no legal protection; the Secretary did not comply with the procedural requirements of the National Environmental Policy Act; and, the Secretary did not address scientific controversies and failed to coordinate with Local Governments in making his decision.

The remedy sought is a judicial declaration that the withdrawal Order is unlawful and setting it aside together with issuance of a permanent injunction enjoining the Defendants from implementing any aspects of the Withdrawal. A decision finding that the Secretary failed to follow the criteria and procedures for a withdrawal and setting the withdrawal aside would restore the public lands to the status quo ante and allow Quaterra to proceed to develop the mineral deposits that it has lawfully claimed and worked.

Since completing an airborne geophysical survey in 2007, Quaterra has had a 70% success ratio in the initial exploration of seven of a total of 157 high- and moderate-priority geophysical targets that Quaterra staked on federal lands now withdrawn in Northern Arizona. Quaterra believes that it holds "valid existing rights" to certain of its mineral claims where it has identified uranium minerals. The withdrawal is stated to be subject to such rights and Quaterra's exploration and development efforts have enhanced several claims to the category where they could be developed based upon existing rights.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012

The co-Plaintiff, Board of Supervisors, Mohave County, Arizona, alleges in the suit that without the withdrawal, uranium mining would contribute $168 million to Arizona over a 42-year period from severance taxes alone. Corporate and individual income tax revenues would contribute another $2 billion over the same time period. The Northern Arizona Withdrawal will cost the State of Arizona nearly 400 jobs directly related to mining and 688 jobs indirectly related to mining.

Because the Arizona Strip represents one of the few areas in the U.S. that has been officially set aside for mining and public use by an act of Congress, the DOI’s decision to withdraw federal lands in the district has become the subject of additional litigation. The Nuclear Energy Institute, together with the National Mining Association, filed a lawsuit in U.S. Federal District Court in Arizona on February 27, 2012 seeking to reverse the DOI’s withdrawal order. The lawsuit argues that the DOI “lacks legal authority to make withdrawals of public lands exceeding 5,000 acres,” and that the land withdrawal is an “arbitrary agency action” under the Administrative Procedure Act.

The Northwest Mining Association filed a separate complaint on March 6, 2012 relating to violations of the Federal Land Policy and Management Act (FLPMA), the National Forest Management Act (NFMA), NEPA and the unconstitutional violation of the Presentment Clause of the U.S. Constitution. The complaint requests the Federal District Court in Arizona to “declare the DOI’s actions: “(a) arbitrary, capricious, an abuse of discretion, or otherwise not in accordance with law; (b) contrary to constitutional right, power, privilege, or immunity; (c) in excess of statutory jurisdiction, authority, or limitations, or short of statutory right; and/or (d) without observance of procedure required by law.”

On state land unaffected by the federal withdrawal, Quaterra has mineral exploration permits over a total of 3,773 acres. It includes 9 separate blocks that control a total of 20 breccia pipe targets including 15 high and moderate priority VTEM anomalies. Nine targets have State approved permits for drilling.

Since the commencement of the withdrawal process, the Company has not expended significant amounts of money on the Arizona uranium claims pending the withdrawal decision and has suspended plans to continue to develop uranium claims on Federal land while the issues are resolved politically or judicially.

The uranium in this district represents significant potential domestic supply of energy and many jobs at a time when both are critical to the needs of the U.S.

Acquisition costs incurred to March 31, 2012 were $4,868,411 and exploration expenditures were $7,756,225 for a total of $12,624,636. Acquisition costs incurred to December 31, 2011 were $4,761,909 and exploration expenditures were $7,728,123 for a total of $12,490,032.

Nieves Property – Mexico

The Nieves silver project is located in the Rio Grande Municipality of the Zacatecas Mining District near the southeastern boundary of the Sierra Madre Occidental Physiographic Province in central Mexico. The property consists of 16 concessions covering approximately 6,172 hectares. These concessions are registered in the name of Minera Cerro Gregorio. The property is jointly owned by Quaterra and Quaterra Blackberry Nieves (BVI) JV Corp. (“Blackberry JV”).

Systematic drilling of the property began after Quaterra received the Nieves property rights from Western Silver in 1999. From 1999 through 2011 55,727, m of drilling has been completed in 184 holes, all but ten holes during the Quaterra/Blackberry earn-in and JV. An initial mineral resource estimate was prepared in 2009 by Michelle Stone with Caracle Creek International Consulting Inc. of Toronto, Ontario (CCIC). The resource was updated and enlarged in a 2010 NI 43-101 compliant independent report by Caracle Creek based an additional 6,118.7m of drilling in 29 holes targeting the La Quinta stockwork veinlet zone along a section of the Concordia vein.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012

Caracle Creek is currently preparing a third resource estimate, scheduled for completion in May 2012, based on an additional 73 holes totaling 18,547 meters drilled from September 2010 to October 2011. Lengthy delays have been caused by problems with standards used in previous assay programs, which required extensive re-assaying to resolve. An updated independent technical report may produce different resource estimates than Caracle Creek’s 2010 and 2009 technical reports. See “Mineral resource estimates are subject to updates which may differ from prior estimates and adversely affect the value of the Company’s properties” under the “Risks and Uncertainties” heading in this MD&A. Immediately after the completion of Caracle Creek’s updated independent technical report, Quaterra expects that a preliminary economic assessment will be completed by M3 Engineering and Technology Corp. of Tucson, Arizona by mid-year. Thereafter Quaterra anticipates initiating a process of monetizing the Nieves project.

Two additional claims covering 12,064 hectares were staked in 2011 to cover possible westward projections of the vein system. Titles are pending. An IP survey has been completed in the area of the new claims during the first quarter of 2012 with results under evaluation. Surveying included six lines (28.4 line-kilometers) of controlled source audio-magnetotellurics (CSAMT) and nine lines of pole/dipole induced polarization (IP) totaling 16.5 line-kilometers.

Since inception to March 31, 2012, the Company had incurred $1,595,796 (December 31, 2011 - $1,535,959) for acquisition costs and $4,066,172 (December 31, 2011 - $3,920,039) for exploration expenditures giving a total of $5,661,968 (December 31, 2011 - $5,455,998) for its 50% interest in Nieves.

Other Mexico Properties – Goldcorp IFA

Quaterra’s Investment Framework Agreement (IFA) signed by the companies in January 2010 provides Goldcorp with an option to acquire an interest in any mining properties held by or acquired by Quaterra in central Mexico (except the Nieves silver project) in return for funding a two year generative exploration program through a private placement investment of US$10 million in the Company. In a transaction announced on April 12, 2012, Goldcorp elected to extend the IFA for an additional year by purchasing 4,000,000 common shares of the Company at a price of $0.62 per share, raising a total of $2.48 million. The funds will be used to explore properties in central Mexico that fall under the IFA.

The terms of the option allow Goldcorp to acquire up to 65% in any property held by Quaterra by spending an additional US$2 million over a two-year period on advanced exploration on that property and by completing a feasibility study. Thereafter, Goldcorp will solely fund operations at the property until a production decision is made, at which point Quaterra will be responsible for contributing its proportionate share of expenditures.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012

Mineral Property Expenditure

During the three months ended March 31, 2012, the Company incurred additional mineral property costs of $4,071,952. A summary of all mineral property expenditures by property can be found in Note 5 of the condensed consolidated interim financial statements for the three months ended March 31, 2012, a summary of which is presented in the following table:

All Mineral Properties	December 31, 2011	Additions	March 31, 2012
Summary by Expenditures
Total acquisition, net of cost recovery	$16,723,199	$1,106,542	$17,829,741
Total exploration, net of cost recovery	46,500,811	2,965,410	49,466,221
	63,224,010	4,071,952	67,295,962
Impairments	(4,183,224)	-	(4,183,224)
Total	$59,040,786	$4,071,952	$63,112,738

All Mineral Properties	December 31, 2011	Additions	March 31, 2012

Nieves, net of cost recovery	$5,455,998	$205,970	$5,661,968

Other properties in Mexico, net of cost recovery	11,342,700	2,025,475	13,368,175
MacArthur copper	19,502,902	1,052,306	20,555,208
Yerington copper	6,427,070	648,125	7,075,195
Alaskan properties	674,476	22,792	697,268
Uranium properties	12,490,032	134,604	12,624,636
Other properties, US	3,147,608	(17,320)	3,130,288
Total	$59,040,786	$4,071,952	$63,112,738

Review of Financial Results

For the three months ended March 31, 2012 (“2012”), the Company reported a net loss of $1,039,129 compared to a net loss of $4,017,154 in the same period previous year (“2011”). A comparison of general administration expenses for 2012 and 2011 is provided in the table below.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012

General Administrative Expenses

General administrative expenses include overheads associated with administering the Company’s regulatory requirements and supporting the exploration activities.

	Three months ended March 31,		Increase
	2012	2011	(decrease)
General administrative expense
Administration and general	$167,498	$178,000	$(10,502)
Consulting	114,764	81,569	33,195
Directors' fees	26,495	26,090	405
Investor relations and communications	48,115	87,483	(39,368)
Personnel costs	323,856	278,794	45,062
Professional fees	99,587	112,867	(13,280)
Transfer agent and regulatory fees	69,065	120,619	(51,554)
Travel & promotion	44,589	33,564	11,025
	$893,969	$918,986	$(25,017)

An analysis of the significant changes is outlined below:

a)

Consulting increased by $33,195 from $81,569 in 2011 to $114,764 in 2012 reflecting the Company’s engagement with a local community service provider in Yerington, Nevada regarding the exploration of mining opportunities at its Yerington property.

b)	Investor relations decreased by $39,368 from $87,483 in 2011 to $48,115 in 2012 reflecting the Company’s enhanced communications with investors in 2011.

c)	Personnel costs increased by $45,062 from $278,794 in 2011 to $323,856 in 2012 resulting from the increased staffing levels and expanded operations in the Yerington office.

d)	Professional fees reduced by $13,280 from $112,867 in 2011 to $99,587 in 2012 reflecting the reduced legal fees in the current period.

e)	Transfer agent and regulatory fees decreased by $51,554 from $120,619 in 2011 to $69,065 in 2012 due to the reduced annual regulatory listing fees in 2012.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012

Other Expenses (Income)

	Three months ended March 31,		Increase
	2012	2011	(decrease)
Other expenses (income):
Depreciation	26,160	37,195	(11,035)
Share-based payments	72,860	40,912	31,948
Exploration partner administration income$	(22,573)	$(47,624)	$(25,051)
Foreign exchange loss	77,913	218,214	(140,301)
General exploration costs	9,700	102,868	(93,168)
Impairments	-	2,748,934	(2,748,934)
Interest income	(18,900)	(2,331)	16,569
	$145,160	$3,098,168	$(2,990,885)

a)

Exploration partner administration income: The Company charges a 10% administration fee on its Nieves joint venture partner’s shared exploration costs and 5% fee on expenditures on its central Mexico properties under the Goldcorp IFA agreement.

b)

Foreign exchange: The Company recognized a foreign exchange loss of $218,214 in 2011 compared to $77,913 in 2012 due to the fluctuation of the Canadian dollar against the US dollar. Volatility in the foreign exchange rate could continue to result in significant foreign exchange gains or losses. The Company does not actively hedge its exposure to changes in the value of the Canadian dollar.

c)

General exploration costs: These costs represent expenditures to undertake and support exploration activities on the Company’s properties, including costs incurred prior to the Company obtaining the rights to the mineral properties. In addition, if the expenditures are deemed not to be specifically related to individual properties or not recoverable, they are expensed as incurred.

e)

Share-based payments increased by $31,948 from $40,912 in 2011 to $72,860 in 2012. The values of share-based payments were determined by the Black-Scholes option pricing model recognized over the vesting period of options. See Note 7 in the condensed consolidated interim financial statements for Black Scholes assumptions used and the resulting estimate of fair value.

d)	Interest earned varies based on the timing, type and amount of equity placements and resultant fluctuations in cash.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012

Quarterly Information Trends

The following quarterly information is derived from the Company’s consolidated financial statements:

	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011
General administrative expense	$(920,129)	$(1,188,387)	$(912,468)	$(793,952)
Exploration partner administration income	22,573	18,358	77,073	38,362
Foreign exchange gain (loss)	(77,913)	(149,196)	192,862	(15,329)
General exploration costs	(9,700)	(201,479)	(159,568)	(42,382)
Impairments	-	-	-	(1,434,290)
Interest income	18,900	118,057	47,012	2,262
Share-based payments	(72,860)	(265,675)	(2,341,617)	(198,503)
Write-off of equipment	-	-	-	(38,525)
Net loss	(1,039,129)	(1,668,322)	(3,096,706)	(2,482,357)
Basic loss per share	$(0.01)	$(0.01)	$(0.02)	$(0.02)

	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010
General administrative expense	$(956,181)	$(799,613)	$(675,229)	$(848,023)
Exploration partner administration income	47,624	57,941	41,650	30,614
Foreign exchange gain (loss)	(218,214)	(106,236)	(226,066)	187,015
General exploration costs	(102,868)	(379,923)	(103,971)	(251,264)
Gain on sale of mineral property	-	50,000	-	-
Impairments	(2,748,934)	(622,121)	-	-
Interest income (expenses)	2,331	11,146	2,680	(2,090)
Share-based payments	(40,912)	(214,380)	(1,626,918)	(201,598)
Fair value gain on derivative liability	-	-	-	353,919
Net income (loss)	$(4,017,154)	$(2,003,186)	(2,587,854)	(731,427)
Basic income (loss) per share	$(0.03)	$(0.02)	$(0.02)	$(0.01)

The Company’s results have been largely driven by the level of its exploration activities, including recoveries from exploration partners, and foreign exchange rates. The Company has had no revenue from mining operations since its inception. Major variations in costs are summarized below:

  General exploration expenditures can vary widely from quarter to quarter depending on the stages and priorities of the exploration program.
  The Company receives management fees on the Blackberry joint venture and other Mexico properties under the Goldcorp IFA agreement, the amount of which varies dependent on the level of project expenditures incurred.
  Foreign exchange gains and losses arise because the Company conducts certain of its activities and holds financial assets in the US and Mexico in US dollars and Mexican Pesos, but reports its financial results in Canadian dollars.
  Share-based payments can vary widely from quarter to quarter based on the timing, amount and tenure of stock option awards.
  Interest earned and financing costs vary based on the timing, type and amount of debt and equity placements and resultant fluctuations in cash.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012

Related Party Information and Commitment

Manex Resource Group (“Manex”), a private company controlled by a director of the Company, provides comprehensive management, administration, equipped office space, investor relations and corporate secretarial services to the Company. These services were provided in the normal course of operations for consideration established and accepted by the Company and Manex, which management believes was reasonable and cost-effective under the circumstances. The committed cost in 2012 to Manex is $93,000 expiring June 30, 2012. In February 2012, the Company renewed the service agreement for another five years commencing July 2012 at an annual commitment of $231,000. Please see condensed consolidated interim financial statements Notes 9 and 10 for more detailed information.

The Company is party to an agreement dated March 27, 2006, subsequently amended, with Atherton Enterprises Ltd. to retain the services of Mr. Scott Hean as Chief Financial Officer at $175,000 per annum.

The Company has leases for its Vancouver head office and US subsidiaries. As of March 31, 2012, the Company had following commitments related to its office premises:

	Less than	1 - 3	4 - 5	After 5
Total	1 year	years	years	years
$ 1,363,531	$ 280,438	$ 524,843	$ 462,000	$ 96,250

Financial Condition, Liquidity and Capital Resources

The Company finances its operations by raising capital in the equity markets. As at May 9, 2012, the Company has cash and cash equivalents of $6.5 million, of which $4 million has been invested in low risk guaranteed investment certificates (“GIC’s”).

The Company will need to rely on the raising of equity in the capital markets or on the sale and/or the optioning of its mineral property interests via joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities. Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition and exploration activities.

During the three months ended March 31, 2012, the Company used cash in operating activities of $943,210 (2011 - $1,230,929) and had $4,581,777 (2011 - $2,752,363) in mineral property acquisition and exploration costs. As of May 9, 2012, the Company received $158,370 shared exploration costs from Blackberry Ventures and $81,852 exploration recovery from Goldcorp for the expenditures at the Sierra Sabino advanced property. The ability of the Company to continue these activities is dependent on the success of its mineral properties and its ability to generate investor interest.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012

Outstanding Shares, Stock Options and Share Purchase Warrants

As at May 9, 2012, 156,429,039 common shares were issued and outstanding, 7,508,803 warrants were outstanding at a weighted average exercise price of $1.98 and 11,535,000 stock options were outstanding and 11,351,667 exercisable at weighted average exercise prices of $1.52 and $1.53, respectively.

Off Balance Sheet Arrangements

None

Disclosure Controls and Internal Control over Financial Reporting

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded based on its evaluation that they are effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Internal control over financial reporting has been designed, based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Management, under the supervision of the CEO and CFO, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework designed as described above and based on this evaluation, the CEO and CFO have concluded that internal control over financial reporting was effective as of March 31, 2012 and there have been no significant changes to internal control over financial reporting in the period ended March 31, 2012.

Because of inherent limitations, internal control over financial reporting and disclosure controls can provide only reasonable assurances and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future years are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Audit Committee of the Company has reviewed this MD&A, and the condensed consolidated interim financial statements for the three months ended March 31, 2012, and the Board of Directors approved these documents prior to their release.

Financial and other Instruments

The Company’s activities expose it to a variety of risks arising from financial instruments. Please refer to Note 16 in the consolidated financial statements for the year ended December 31, 2011 for detailed discussions.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012

The Company’s marketable securities as at March 31, 2012 were carried at fair value. During the three months ended March 31, 2012, the Company reported an unrealized gain of $5,666 from mark-to-market adjustments on the marketable securities.

Risks and Uncertainties

Investing in the Company’s common stock involves a high degree of risk. Before deciding to purchase, hold or sell the Company’s common stock, you should carefully consider the risks described below in addition to the cautionary statements and risks described elsewhere and the other information contained in this MD&A and in the Company’s other filings with securities regulatory authorities. The risks and uncertainties described below are not the Company’s only ones. Additional risks and uncertainties not presently known to the Quaterra or that Quaterra currently deem immaterial may also impair the Company’s business operations. If any of these known or unknown risks or uncertainties actually occurs with material adverse effects on Quaterra, the Company’s business, financial condition, results of operations and/or liquidity could be seriously harmed, which could cause the Company’s actual results to vary materially from recent results or from the Company’s anticipated future results. In addition, the trading price of the Company’s common stock could decline due to any of these known or unknown risks or uncertainties, and you could lose all or part of your investment.

The Company may not have sufficient funds to complete further exploration programs.

The Company does not generate operating revenue and must finance exploration activity by other means, such as raising funds through the sale of equity, debt, or property interests. The Company cannot provide any assurance that additional funding will be available for further exploration of the Company’s projects or to fulfill anticipated obligations under existing property agreements. As of March 31, 2012, the Company had working capital of $5,902,349. Management believes that its remaining resources, together with the continued contribution of its joint venture partners, will enable Quaterra to carry its exploration activities in the next twelve months. If the Company fails to maintain or obtain sufficient financing, the Company will have to delay or cancel further exploration of Quaterra’s properties and could lose some of or all of its interest in the properties

Future equity transactions could cause dilution of present and prospective shareholders.

Historically, the Company has financed operations through private placements. In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares, the issuance of securities convertible into common shares through private placements or public offerings, or the sale of assets. The common shares in these financings often are usually sold at a discount to market prices, and the exercise price of the warrants sometimes is at or may be lower than market prices. The Company cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of common shares, or securities or convertible into common shares, could result in dilution, possibly substantial, to present and prospective holders of common shares, either at the time of the financing or subsequently when restrictions if any expire and the common shares are resold into the public markets. Similarly, the Company cannot predict the value of any asset sale nor its effect on the market price of its common shares.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012

The Company has a history of losses and expects to incur losses for the foreseeable future.

The Company has incurred losses during each of the prior two periods in the amounts of $1,039,129 for the three months ended March 31, 2012 and $4,017,154 for the same period ended March 31, 2011. As of March 31, 2012, the Company had an accumulated deficit of $59,166,757. Quaterra expects to continue to incur losses unless and until such time as one or more of the properties enter into commercial production and generate sufficient revenues to fund the Company’s continuing operations.

The Company’s exploration programs may not result in a commercial mining operation.

Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Quaterra’s mineral properties are without a known body of commercial ore and the proposed programs are an exploratory search for ore. The Company cannot provide any assurance that current exploration programs will result in any commercial mining operation. If the exploration programs do not result in the discovery of commercial ore, the Company will be required to acquire additional properties and write-off all investments in existing properties.

The Company does not have Proven Mineral Reserves or Probable Mineral Reserves.

The Company has not established the presence of any Proven Mineral Reserves or Probable Mineral Reserves (as such terms are defined in National Instrument 43-101 of the Canadian Securities Administrators); please refer to “Disclosure of Mineral Resources” in the Preliminary Notes to the Company’s AIF) at any of Quaterra’s mineral properties. The Company cannot provide any assurance that future feasibility studies will establish Proven Mineral Reserves or Probable Mineral Reserves at Quaterra’s properties. The failure to establish Proven Mineral Reserves or Probable Mineral Reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Mineral resource estimates are subject to updates which may differ from prior estimates and adversely affect the value of the Company’s properties.

The estimating of mineralization is a subjective process and the accuracy of estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any mineralization estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ significantly from our estimates. From time to time, Quaterra obtains updated resource estimates and technical reports related to the Company’s mineral properties. For example, as of the date of this MD&A, Caracle Creek International Consulting, Inc. is conducting work to update its technical reports and resource estimates prepared in 2009 and 2010 relating to the Nieves silver project. Subsequent work performed to estimate mineralization may be unable to confirm previous estimates and may result in different estimates. As a result, future technical reports may adversely differ from previous estimates and negatively affect the value of Quaterra’s mineral properties.

The Company’s future business and financial condition are dependent upon resource prices.

Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control. These include international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. These factors may negatively affect the marketability of any ore or minerals discovered at, and extracted from, Quaterra’s properties. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012

The Company’s common share price has been and may continue to be subject to volatility.

U.S. and Canadian securities markets in recent years have experienced high levels of price and volume volatility, and the market price of securities of many companies have experience wide fluctuation in price which have not necessarily been related to the operating performance underlying assets values or prospects of such companies. Factors unrelated to Quaterra’s financial performance or prospects include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The Company’s share price, financial condition, and results of operations are all also likely to be significantly affected by short-term changes in uranium, gold, silver and copper prices. Continual fluctuations in metal prices may occur. As a result of any of these factors, the market price of the Company’s shares at any given point in time may be subject to wide swings unrelated to any direct action by Quaterra’s operations.

Some of the Company’s directors and officers may have conflicts of interest due to their involvement with other natural resource companies.

Some the Company’s directors and officers are directors or officers of other natural resource or mining-related companies and these associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, Quaterra may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on the Company’s financial position.

The Company may experience difficulty attracting and retaining qualified management to grow Quaterra’s business.

The Company is dependent on the services of key executives including the Chief Executive Officer and other highly skilled and experienced executives and personnel focused on advancing corporate objectives as well as the identification of new opportunities for growth and funding. Due to the Company’s relatively small size, the loss of these persons or the Quaterra’s inability to attract and retain additional highly skilled employees required for activities may have a material adverse effect on the Company’s business and financial condition.

The Company may be limited in its ability to manage growth.

Should the Company be successful in its efforts to develop mineral properties or to raise capital for such development or for the development of other mining ventures, it may experience significant growth in operations. Any expansion of the Company’s business would place demands on management, operational capacity, and financial resources. The Company anticipates that it will need to recruit qualified personnel in all areas of operations. There can be no assurance that Quaterra will be effective in retaining current personnel or attracting and retaining additional qualified personnel, expanding operational capacity or otherwise managing growth. The failure to manage growth effectively could have a material adverse effect on the Company’s business, financial condition and results of operations.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012

Environmental and other regulatory requirements may limit the Company’s operations and increase expenses.

The Company’s operations are subject to environmental regulations promulgated by various Canadian, U.S., and Mexican government agencies. Claims and current and future operations will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies such as ours that engage in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Issuance of permits for Quaterra’s exploration activities is subject to the discretion of government authorities, and the Company may be unable to obtain or maintain such permits. Permits required for future exploration or development may not be obtainable on reasonable terms or on a timely basis. Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact and cause increases in capital expenditures or require abandonment or delays in exploration.

The Company’s Arizona uranium claims are subject to a U.S. government order withdrawing new mining claims.

On January 9, 2012, the U.S. Department of the Interior announced a Public Land Order to withdraw approximately one million acres of federal land for a twenty year period. The stated effect of the withdrawal order is to withdraw the acreage from new mining claims and sites under the 1872 Mining Law, subject to “valid existing rights” and does not prohibit previously approved uranium mining, or development of new projects that could be approved on claims and sites with “valid existing rights.” The withdrawal order affects all of the Company’s unpatented Arizona uranium claims on federal lands but does not affect future exploration or development on the Company’s 5.9 square miles of state leases in Arizona. Some of the Company’s mineral claims on federal lands may be excluded from the withdrawal order depending on how the U.S. Bureau of Land Management interprets and applies “valid existing rights.” The Company believes that its exploration and development efforts have enhanced several of claims to the point where they could be developed based upon existing rights. The withdrawal order is subject to various litigation by third parties. Unless it is revoked or overturned, the withdrawal may inhibit the Company’s ability to implement its strategy for and adversely affect the value of the Arizona uranium claims.

Operating hazards associated with mining may expose the Company to liability.

Mining operations generally involve a high degree of risk, including hazards such as unusual or unexpected geological formations. Operations in which the Company has an interest are subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to or loss of life and property, environmental damage and possible legal liability for any or all damage or loss. The Company currently does not maintain standard insurance policies on Quaterra’s properties. The Company may become subject to liability for cave-ins and other hazards for which cannot be fully insured or against which the Company may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. For example, the Company is not currently covered by any form of political risk insurance or any form of environmental liability insurance. The payment of such insurance premiums and the incurring of such liabilities would reduce the funds available for exploration activities.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012

The Company’s properties may be subject to uncertain title.

The acquisition of title to resource properties or interest therein is a very detailed and time consuming process. Title to and the area of resource concessions may be disputed. The Company has investigated title to all of its mineral properties and, to the best of the Company’s knowledge, title to all of Quaterra’s properties are in good standing. The properties may be subject to prior, and in some cases, not fully ascertainable unregistered agreements or transfers, and title may be affected by undetected defects. Title may be based upon interpretation of a country’s laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change.

Enforcement of judgments or bringing actions outside the United States against the Company and its directors and officers may be difficult.

Quaterra is organized under the law of and headquartered in British Columbia, Canada, and the majority of the Company’s directors and officers are not citizens or residents of the U.S. In addition, a substantial part of the Company’s assets are located outside the U.S. and Canada. As a result, it may be difficult or impossible for one to (a) enforce in courts outside the U.S. judgments against the Company and a majority of Quaterra’s directors and officers, obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws or (b) bring in courts outside the U.S. an original action against the Company and its directors and officers to enforce liabilities based upon such U.S. securities laws.

Forward-Looking Statements

This MD&A contains “forward-looking statements”. Statements that are not historical fact and that relate to predictions, expectations, beliefs plans, projections, objectives, assumptions, future events, or future performance may be forward-looking statements. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, “plan” or similar words.

You are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are subject to inherent risks and uncertainties which could cause actual events or results – such as, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects – to differ from those reflected in a forward-looking statement. These risks and uncertainties include without limitation: the Company’s ability to finance the continued exploration of mineral properties; the Company’s history of losses and expectation of future losses; the Company’s ability to obtain adequate financing for planned exploration activities; uncertainty of production at the Company’s mineral exploration properties; the lack of Proven Mineral Reserves or Probable Mineral Reserves; changes in resource estimates resulting from updated testing and technical reports; the impact of governmental regulations, including environmental regulations; and commodity price fluctuations. This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Further information regarding these and other factors, are included in this MD&A under the “Risk and Uncertainties” heading and in the Company’s filings with securities regulatory authorities.

The forward-looking statements contained in this MD&A are based on the beliefs, expectations, and opinions of management on the date the statements are made. The Company undertakes no obligation to update any forward-looking statement should circumstances or estimates or opinions change, except in accordance with applicable securities laws.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012

For ease of reference, the following information is provided:

Canadian Dollars per U.S. Dollar

	March 31, 2012	March 31, 2011

Rate at end of period	0.9975	0.9696
Average rate	1.0031	0.9858
High	1.0148	1.0015
Low	0.9955	0.9687

www.bankofcanada.com

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Gram s/Tonne

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton (avdp.)	=	907.1848	kg
ug	- microgram	1	oz (troy)	=	31.1035	g

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012

Glossary of Abbreviations
Ag:	Silver
Ag gm/t:	Silver grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
AMR:	Advance minimum royalty payments
Au:	Gold
Au gm/t:	Gold grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
Ba:	Barium
CAD:	Canadian dollars
Co:	Cobalt
CSAMT:	Controlled source audio-frequency magneto telluric geophysical survey
Cu:	Copper
EIS:	Environmental Impact Statement
Fe:	Iron
43-101:	Canadian National Instrument 43-101
gpm:	gallons per minute
gpt:	grams per tonne
g/t:	grams per tonne
IP:	Induced Polarization geophysical survey
m.y:	Million years
Ni:	Nickel
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
Pb:	Lead
Pd:	Palladium
PGE:	Platinum Group Element
PGM:	Platinum group minerals
PPB:	Parts per billion
PPM:	Parts per million
Pt:	Platinum
S:	Sulphur
TD:	Total depth of a drill hole.
tpd:	Tonnes per day
TSX-V	Toronto Stock Exchange - Venture Exchange
US$:	U.S. dollars
U3O8:	Uranium oxide known as “yellow cake”.
VLF:	Very low frequency electromagnetic geophysical survey
VMS:	Volcanogenic massive sulphide